EXHIBIT (d)(3)

BEAR, STEARNS & CO. INC.

383 MADISON AVENUE NEW YORK, NEW YORK 10179 (212) 272-2000

ATLANTA•BOSTON CHICAGO•DALLAS•LOS ANGELES NEW YORK•SAN FRANCISCO

GENEVA•HONG KONG LONDON•PARIS•TOKYO

June 25, 2002

Invitrogen Corporation
1600 Faraday Avenue
Carlsbad, CA 92008

In connection with your consideration of a possible acquisition (the “Transaction”) of InforMax, Inc. (the “Company”), you have requested the right to review certain non-public information regarding the Company. In consideration of, and as a condition to, furnishing you with such information and any other information (whether in oral or written form, electronically stored or otherwise) delivered to you by us, the Company or any of the Company’s affiliates, directors, officers, employees, advisors, agents, representatives or “controlling persons” (within the meaning of the Securities Exchange Act of 1934, as amended (the “1934 Act”)) (such persons being herein referred to collectively as “Company Representatives”) in connection with your consideration of a Transaction (such information being herein referred to as “Evaluation Material”), the Company hereby requests your agreement as follows:

1.	You and any of your affiliates, directors, officers, employees, advisors, agents, representatives or “controlling persons” (within the meaning of the 1934 Act) (such persons being herein referred to collectively as “your Representatives”) will, for a period of two (2) years from the date hereof, (i) use the Evaluation Material solely for the purpose of evaluating a possible Transaction with the Company involving you or your affiliates, (ii) keep the Evaluation Material strictly confidential and (iii) will not (except as required by applicable law, regulation or legal process, and only after compliance with paragraph 3 below), without the Company’s prior written consent, disclose any information in the Evaluation Material, except that the Evaluation Material (or portions thereof) may be disclosed to those of your Representatives who need to know such information for the purpose of evaluating a possible Transaction with the Company (it being understood that prior to such disclosure your Representatives will be informed of the confidential nature of the Evaluation Material and shall agree to be bound by this Agreement). You agree to be responsible for any breach of this Agreement by your Representatives.

2.	The term “Evaluation Material” does not include any information which (i) at the time of disclosure or thereafter is generally known by the public (other than as a result of its disclosure by you or your Representatives) or (ii) was or becomes available to you on a non-confidential basis from a person not otherwise bound by a confidentiality agreement with the Company or its Representatives or is not otherwise prohibited from transmitting the information to you. As used in this Agreement, the term “person” shall be broadly interpreted to include, without limitation, any corporation, company, joint venture, partnership or individual.

3.	In the event that you receive a request or are required to disclose all or any part of the information contained in the Evaluation Material pursuant to the terms of a valid and effective subpoena or order issued by a court of competent jurisdiction or a federal, state or local governmental or regulatory body or pursuant to a civil investigative demand or similar judicial process, you agree to (i) immediately notify the Company of the existence, terms and circumstances surrounding such a request or requirement, (ii) consult with the Company on the advisability of taking legally available steps to resist or narrow such request or requirement, and (iii) if disclosure of such information is required, disclose any such information which you are advised by your legal counsel is legally required to be disclosed and will exercise your reasonable efforts to obtain an order or other reliable assurance that confidential treatment will be accorded to such information.

4.	Unless otherwise required by law in the opinion of your counsel, neither you nor your Representatives will, without the Company’s prior written consent, disclose to any person not one of your Representatives who needs to know either the fact that discussions or negotiations are taking place concerning a possible Transaction between the Company and you, or any of the terms, conditions or other facts with respect to any such possible Transaction, including, without limitation, the status thereof and the fact that the Evaluation Material has been made available to you.

5.	Until the earlier of the consummation by you of a Transaction and eighteen months from the date of this Agreement, you agree not to directly or indirectly solicit for purposes of employment, offer to hire, entice away, or offer into any contract of employment, consultancy or other similar relationship with any employee of the Company, or otherwise solicit, induce or otherwise encourage any such person to discontinue, cancel or refrain from entering into any relationship (contractual or otherwise) with the Company (provided that the foregoing shall not be construed to prevent you from hiring any employee of the Company who responds to general advertising or other general solicitation not targeted solely to the Company’s employees and not otherwise involving any direct or indirect solicitation of such employee by you) without the Company’s prior written consent.

6.	Unless otherwise agreed to by the Company in writing, all (i) communications regarding any possible Transaction, (ii) requests for additional information, (iii) requests for facility tours or management meetings, and (iv) discussions or questions regarding procedures, will be submitted or directed to Bear, Stearns & Co. Inc. (“Bear Stearns”).

7.	For a period of two years from the date of this Agreement, you and your Representatives shall not, directly or indirectly, and you shall cause any person or entity controlled by you not to, without the prior written consent of the Company, (i) in any manner acquire, agree to acquire or make any proposal to acquire, directly or indirectly, any securities or property of the Company or any of its affiliates, (ii) propose to enter into, directly or indirectly, any merger, consolidation, recapitalization, business combination, partnership, joint venture or other similar transaction involving the Company or any of its affiliates, (iii) make, or in any way participate in any “solicitation” of “proxies” (as such terms are used in the proxy rules of the Securities and Exchange Commission) to vote, or seek to advise or influence any person with respect to the voting of any voting securities of the Company or any of its affiliates, (iv) form, join or in any way participate in a “group” (within the meaning of Section 13(d)(3) of the 1934 Act with respect to any voting securities of the Company or any of its affiliates, (v) otherwise act, alone or in concert with others, to seek to control or influence the management, Board of Directors or policies of the Company, (vi) disclose any intention, plan or arrangement inconsistent with the foregoing, or (vii) advise, assist or encourage any other persons in connection with any of the foregoing. You also agree during such period not to (x) request the Company (or Company Representatives), directly or indirectly, to amend or waive any provision of this paragraph (including this sentence), (y) take any action which might require the Company or any of its affiliates to make a public announcement regarding this Agreement or the possibility of a merger, consolidation, business combination or other similar transaction, including, without limitation, the Transaction, or (z) communicate with the Company’s shareholders regarding the subject matter of this Agreement; provided, however, that the obligations of this paragraph 7 shall be null and void if the Company announces a transaction in which, if consummated, control of the Company would change (where “control” means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of the Company, whether through the ownership of voting securities, by contract, or otherwise) or a third party makes an unsolicited or otherwise hostile offer that, if consummated, would result in a change in control of the Company.

8.	In addition, you hereby acknowledge that you are aware, and that you will advise your Representatives who receive the Evaluation Material, that the United States securities laws prohibit any person who has material, non-public information concerning the matters which are the subject of this Agreement from purchasing or selling securities of the Company (and options, warrants and rights relating thereto) from communicating such information to any other person under circumstances in which it is reasonably foreseeable that such person including, without limitation any of your Representatives) is likely to purchase or sell such securities.

9.	This Agreement does not constitute or create any obligation of the Company to provide any Evaluation Material or other information to you, but merely defines the duties and obligations of you and your Representatives with respect to the Evaluation Material to the extent it may be disclosed or made available. Under no circumstances is the Company obligated to disclose or make available any information, including any Evaluation Material, which in its sole and absolute discretion determines not to disclose. You understand and acknowledge that neither the Company nor Bear Stearns is making any representation or warranty, express or implied, as to the accuracy or completeness of the Evaluation Material or any other information provided to you by the Company or Bear Stearns. Neither the Company nor Bear Stearns nor our respective affiliates or Representatives, nor any of our respective officers, directors, employees, agents or controlling persons (within the meaning of the 1934 Act) shall have any liability to you or any other person (including, without limitation, any of your Representatives) resulting from your use of the Evaluation Material.

10.	You agree that unless and until a definitive agreement between the Company and you with respect to any Transaction has been executed and delivered, the Company will not be under any legal obligation of any kind whatsoever with respect to such a Transaction by virtue of (i) this Agreement or (ii) any written or oral expression with respect to such a Transaction by any of the Company’s directors, officers, employees, agents, advisors or Representatives except, in the case of this letter, for the matters specifically agreed to herein.

11.	You agree that the Company has not granted you any license, copyright, or similar right with respect to any of the Evaluation Material or any other information provided to you by the Company or Bear Stearns.

12.	If you determine that you do not wish to proceed with the Transaction, you will promptly advise Bear Stearns in writing of that decision. In that case, or in the event that (i) a Transaction is not consummated by you or (ii) at any time the Company requests, you will promptly, at the Company’s option, (a) deliver to us all of the Evaluation Material, including all copies, reproductions, summaries or extracts thereof in your possession or in the possession of any of your Representatives or (b) destroy all Evaluation Material in your possession or in the possession of any of your Representatives (such destruction to be certified by you). You will destroy all analyses that incorporate or are based on portions of the Evaluation Material. You may keep one copy of all Evaluation Material in your legal files for compliance purposes.

13.	You acknowledge that remedies at law may be inadequate to protect the Company against any actual or threatened breach of this Agreement by you or by your Representatives and, without prejudice to the rights and remedies otherwise available to the Company, you agree to the granting of injunctive relief in the Company’s favor without proof of actual damages and to waive, and to cause your Representatives to waive, any requirement for the securing or posting of any bond in connection with such remedy.

14.	The validity and interpretation of this Agreement shall be governed by, and construed and enforced in accordance with, the laws of the State of New York applicable to agreements made and to be fully performed therein (excluding the conflicts of laws rules). You irrevocably (i) submit to the jurisdiction of any court of the State of New York or the United State District Court for the Southern District of the State of New York for the purpose of any suit, action, or other proceeding arising out of this Agreement, or any of the agreements or transactions contemplated hereby (each a “Proceeding”), (ii) agree that all claims in respect of any Proceeding may be heard and determined in any such court, and (iii) waive, to the fullest extent permitted by law, any immunity you have acquired, or hereafter may acquire, from jurisdiction of any such court or from any legal process therein, and (iv) agree not to commence any Proceeding other than in such court, and waive, to the fullest extent permitted by applicable law, any claim that any such Proceeding is brought in an inconvenient forum.

15.	The benefits of this Agreement shall inure to the respective successors and assigns of the parties hereto and of the indemnified parties hereunder and their successors and assigns and Representatives, and the obligations and liabilities assumed in this Agreement by the parties hereto shall be binding upon their respective successors and assigns.

16.	If it is found in a final judgment by a court of competent jurisdiction (not subject to further appeal) that any term or provision hereof is invalid or unenforceable, (i) the remaining terms and provision hereof shall be unimpaired and shall remain in full force and effect and (ii) the invalid or unenforceable provision or term shall be replaced by a term or provision that is valid and enforceable and that comes closest to expressing the intention of such invalid or unenforceable term or provision.

17.	This Agreement embodies the entire agreement and understanding of the parties hereto and supersedes any and all prior agreements, arrangements and understandings relating to the matters provided for herein. No alteration, waiver, amendment, change or supplement hereto shall be binding or effective unless the same is set forth in writing signed by a duly authorized representative of each party and may be modified or waived only by a separate letter executed by the Company and you expressly so modifying or waiving such Agreement.

18.	For the convenience of the parties, any number of counterparts of this Agreement may be executed by the parties hereto. Each such counterpart shall be, and shall be deemed to be, an original instrument, but all such counterparts taken together shall constitute one and the same Agreement.

19.	This Agreement and the rights and obligations of the parties hereunder expire on the second anniversary of the date first written above.

This Agreement is being delivered to you in duplicate. Kindly execute and return one copy of this letter which will constitute our Agreement with respect to the subject matter of this letter.

Very truly yours,

BEAR, STEARNS & CO. INC. for itself and on behalf of InforMax, Inc.

By:	/s/ Christopher De Marco

Name: Title:	Christopher De Marco Senior Managing Director

Confirmed and Agreed to
this 25th day of June 2002

Invitrogen Corporation

By:	/s/ John D. Thompson

Name: John D. Thompson Title: Vice President, Corporate Development